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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 25 2010
DIVISION OF MARKET REGULATION

SECUR 10031278 SION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67145

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EBK LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company PC

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

eBX LLC d/b/a LEVEL ATS

Statement of Financial Condition Pursuant to Rule 17A-5 under the Securities Exchange Act of 1934

December 31, 2009

eBX LLC d/b/a LEVEL ATS
Index
December 31, 2009

Page(s)

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members of
eBX LLC d/b/a LEVEL ATS

We have audited the accompanying statement of financial condition of eBX LLC d/b/a LEVEL ATS (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of eBX LLC d/b/a LEVEL ATS as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 22, 2010

eBX LLC d/b/a LEVEL ATS

Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 6,899,760
Commissions receivable	1,763,890
Fixed assets (net of accumulated depreciation of $67,775)	126,514
Prepaid expenses and other assets	444,595
Total assets	$ 9,234,759
Liabilities and Members' Equity	
Accounts payable and accrued expenses	$ 1,110,343
Due clearing broker	119,879
Total liabilities	1,230,222
Members' equity	8,004,537
Total liabilities and members' equity	$ 9,234,759

The accompanying notes are an integral part of these financial statement.

1. Nature of operations

eBX LLC d/b/a LEVEL ATS (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority.

The Company operates an alternative trading system ("ATS") creating an electronic matching system for US equity securities. The Company's customers are primarily other broker-dealers. The Company executes and clears all transactions on a fully disclosed basis through an affiliate of one of its members. Equity members in the Company include Credit Suisse First Boston Next Fund, Inc., Citigroup Financial Products, Inc., Fidelity Global Brokerage Group, Inc., LB 1 Group, Inc. and Merrill Lynch LP Holdings, Inc.

2. Summary of Significant Accounting Policies

Basis of presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

These financial statements were approved by management and available for issuance on February 22, 2010 Subsequent events have been evaluated through this date.

Commission revenue and clearing costs
All commission revenues and clearing costs are recorded on a trade date basis.

Cash and cash equivalents
The Company considers its investments in money market accounts to be cash equivalents. All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Fixed assets
Fixed assets are recorded at cost, net of accumulated depreciation and amortization, which is calculated on a straight-line basis over estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the lease term.

Income taxes
The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

In accordance with GAAP, management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of

a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Generally the Company is no longer subject to income tax examinations by major taxing authorities for years before 2006. Based on its analysis, Management has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties, if assessed. No interest expense or penalties have been assessed for the year ended December 31, 2009.

3. Transactions with related parties

Amounts due clearing broker have been netted with any deposit that the clearing firm may hold. Additionally, the Company has a required deposit of $100,000 and incurs a monthly minimum clearing fee paid to the clearing firm in accordance with the Correspondent Clearing Agreement. The clearing broker is an affiliate of one of the members of the Company.

The Company earned approximately $4,462,000 or 36% of commission income from all of its members and the members' affiliates during 2009. At December 31, 2009, approximately $624,000 remains uncollected and is included in commissions receivable in the accompanying Statement of Financial Condition.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Fixed assets

Fixed assets at December 31, 2009 consists of:

Computer equipment and software	$ 174,773
Furniture and fixtures	14,651
Leasehold improvement	4,865
	194,289
Less: Accumulated depreciation and amortization	(67,775)
	$ 126,514

Depreciation and amortization expense for the year ended December 31, 2009 was approximately $42,000.

5. Regulatory requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of approximately $6,688,000 which exceeded the required net capital by approximately $6,606,000. The ratio of aggregate indebtedness to net capital, at December 31, 2009 was .18 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing broker.

6. Commitments

The Company leases office space under a non-cancellable lease agreement. At December 31, 2009, the annual minimum payments under this agreement are approximately as follows:

Year Ending December 31,	Total Commitments
2010	$ 84,000
2011	86,000
2012	89,000
2013	8,000
	$ 267,000

The lease has provisions for escalations. The Company also has a security deposit of $14,663 which is included in other assets in the accompanying Statement of Financial Condition. Rent expense for the year end December 31, 2009 was approximately $69,000.

7. Concentration

The Company currently utilizes a single vendor to maintain and support its trading platform. Management is exploring relationships with other vendors in order to bolster a contingency plan for the trading platform in the unlikely event that the vendor no longer exists or that the Company's contract with the vendor is not renewed.

Under the terms of this vendor agreement, expiring on January 1, 2011, the Company's minimum annual fee is $3,250,000 with additional amounts due based upon the average number of trades.

8. Employee benefits

Eligible employees of the Company are covered under a defined contribution plan. The Company matches 50% of employee contributions to the plan up to a maximum of 3% of eligible compensation. Total expense for the period ended December 31, 2009 was approximately $12,700 and is included in employee compensation and benefits expense.

9. Indemnifications

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification.